# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALKAMI TECHNOLOGY, INC., CIK 0001529274
CUSIP: 01644J108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5601 GRANITE PARKWAY, SUITE 120, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,335,707; shared voting power 0; sole dispositive power 5,335,707; shared dispositive power 0; aggregate amount beneficially owned 5,335,707 (4.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ALKAMI TECHNOLOGY, INC.
Address of issuer's principal executive offices: 5601 GRANITE PARKWAY, SUITE 120, PLANO, Texas (TX), 75024
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the SEC on June 29, 2026 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 2 amends Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Person reduced its ownership of the Issuer to below the applicable reporting threshold, providing greater flexibility to engage in private discussions with the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 107,042,319 Shares outstanding as of September 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026, filed with the Securities and Exchange Commission on October 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

All transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 1, which were all in the open market, are set forth in Schedule A and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

October 28, 2026.

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (10/30/2026)